UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Autolus Therapeutics plc

(Name of Issuer)

Ordinary shares, nominal value $0.000042 per share

(including ordinary shares represented by American Depositary Shares)**

(Title of Class of Securities)

05280R100***

(CUSIP Number)

Prof. Ugur Sahin, M.D.

An der Goldgrube 12

D-55131 Mainz

Germany

Tel: +49 6131-9084-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The Reporting Persons own ordinary shares through the Issuer’s American Depositary Shares, each representing one ordinary share.
***	The ordinary shares have no CUSIP number. The CUSIP number for the Issuer’s American Depositary Shares, each representing one ordinary share, is 05280R100.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05280R100	Page 2 of 7

1	NAME OF REPORTING PERSONS BioNTech SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,333,333 Ordinary Shares (represented by 33,333,333 ADSs)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,333,333 Ordinary Shares (represented by 33,333,333 ADSs)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,333,333 Ordinary Shares (represented by 33,333,333 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Societas Europaea organized and existing under the laws of Germany)

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, nominal value $0.000042 per share (the “Ordinary Shares”), represented by American Depositary Shares (the “ADSs”), each of which represents one Ordinary Share, of Autolus Therapeutics plc, a public limited company organized under the laws of England and Wales (the “Issuer”). The address of the principal executive office of the Issuer is The MediaWorks, 191 Wood Lane, London W12 7FP, United Kingdom.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by BioNTech SE, a Societas Europaea organized and existing under the laws of Germany (“BioNTech” or the “Reporting Person”).

(b) The principal business address of the Reporting Person is An der Goldgrube 12, D-55131 Mainz, Germany.

(c) BioNTech is a biopharmaceutical company pioneering novel therapies for cancer and other serious diseases.

The name, business address, present principal occupation or employment and citizenship of each member of the Management Board and each member of the Supervisory Board of the Reporting Person are set forth on Schedule I attached hereto.

(d) – (e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The jurisdiction of organization of the Reporting Person is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 4 is incorporated herein by reference. The total consideration for the Initial Purchase (as defined below) was obtained from the available cash resources of BioNTech.

Item 4.	Purpose of Transaction

On February 6, 2024, BioNTech and the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”), a Registration Rights Agreement and a Letter Agreement (together, the “Equity Agreements”) pursuant to which BioNTech purchased 33,333,333 ADSs of the Issuer (the “Initial Purchase”) at a purchase price of $6.00 per ADS on February 13, 2024. The total consideration for the Initial Purchase was $200,000,000. Under the Purchase Agreement, BioNTech also agreed to purchase additional ADSs with an aggregate purchase price of $20,000,000, up to a maximum of 15,000,000 ADSs (the “Subsequent Purchase”) from the Issuer in the event that BioNTech and the Issuer enter into a Manufacturing and Commercial Agreement within 18 months of the closing of the Initial Purchase (the “Initial Closing”). The Registration Rights Agreement provides for customary registration rights for the ADSs acquired or to be acquired by BioNTech at the Initial Purchase and Subsequent Purchase. The Letter Agreement includes customary standstill and lock-up provisions and provides BioNTech with the right to designate one individual to be appointed to the Issuer’s board of directors (the “Issuer’s Board”) and, upon BioNTech’s acquiring 30% of the Issuer’s then-issued and outstanding Ordinary Shares (including Ordinary Shares in the form of ADSs), the right to designate a second individual to be appointed to the Issuer’s Board, for a period of five years from the date of the Letter Agreement. BioNTech currently intends to appoint an individual to the Issuer’s Board under its designation right, and may appoint a second individual upon reaching the 30% ownership threshold, each of whom, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of

Item 4 of Schedule 13D. The Letter Agreement also provides for certain preemptive rights for BioNTech, including (i) the right to purchase up to its pro rata share of all newly issued equity securities (“New Securities”) of the Issuer that the Issuer may sell as part of a bona fide financing transaction for capital raising purposes for a period of three years from the date of the Letter Agreement, at a price per Ordinary Share or ADS no greater than the price per such New Securities in such bona fide financing transaction (a “Financing Transaction”), (ii) for a period of six months following the date of the Initial Closing, in the event of an issuance and sale by the Issuer in a Financing Transaction of New Securities at a price per Ordinary Share or ADS less than $6.00, the right to purchase up to 20% of such New Securities at the same price per such New Securities as other investors in the Financing Transaction, and (iii) in the event of an issuance and sale by the Issuer in a Financing Transaction of New Securities, the right to purchase up to the number of such New Securities necessary for BioNTech to hold a number of Ordinary Shares and ADSs equal to the Catch-up Share (as defined below) at the same price per such New Security as other investors in the Financing Transaction. The Catch-up Share is that number of New Securities which if acquired in full by BioNTech would mean BioNTech holds in aggregate 15% of the number of Ordinary Shares outstanding following completion of both (a) the issuance and sale of the New Securities in such Financing Transaction and (b) the issuance and sale of the ADSs at the Initial Closing.

The acquisition by the Reporting Person of the Issuer’s securities as described herein was effected in connection with the entry into a License and Option Agreement with affiliates of the Issuer and the Equity Agreements, and because of the belief that the securities of the Issuer represent an attractive investment. The foregoing description of the Equity Agreements is not complete and is subject to and qualified in its entirety by reference to the full text of such agreements. The Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The Registration Rights Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. The Letter Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

The Reporting Person intends to review from time to time its investment in the Issuer and the Issuer’s business affairs, financial position, performance and other investments considerations. Subject to the terms and conditions of the agreements described above to which the Reporting Person is a party, the Reporting Person or its affiliates may seek to acquire securities of the Issuer, including ADSs, Ordinary Shares and/or other equity, debt, notes or other financial instruments related to the Issuer or the ADSs (which may include rights or securities exercisable or convertible into securities of the Issuer), or sell or otherwise dispose of some or all of such securities or financial instruments from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Person or its affiliates may pursue, subject to the terms and conditions of the documents described above to which the Reporting Person is a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Person’s or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Person and its affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

The Reporting Person may from time to time engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and the Reporting Person’s liquidity requirements and investment considerations, and subject to the limitations in the agreements described above, the Reporting Person may consider additional courses of action. Except as otherwise described herein, the Reporting Person currently has no plans or proposals that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Person reserves the right, at any time and from time to time, to review or reconsider such position, change such purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

Number of Ordinary Shares beneficially owned by BioNTech: 33,333,333 shares

Percent of class beneficially owned by BioNTech: 12.5%

The percentage ownership was calculated based upon 173,989,157 shares of Ordinary Shares of the Issuer issued and outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 9, 2023, and after giving effect to the issuance and sale of 33,333,333 shares of Ordinary Shares (in the form of ADSs) of the Issuer in the Initial Purchase and the issuance and sale of 58,333,336 Ordinary Shares by the Issuer in an underwritten registered direct offering completed on February 12, 2024 as reported by the Issuer on its Current Report on Form 8-K filed on February 8, 2024 (Film Number 24609314).

Number of Ordinary Shares as to which BioNTech has:

(i) Sole power to vote or direct the vote: 33,333,333 shares

(ii) Shared power to vote or direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 33,333,333 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

To the best knowledge of the Reporting Person, none of the individuals listed on Schedule I beneficially owns any of the Issuer’s Ordinary Shares.

(c) Except as reported in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the individuals listed on Schedule I have effected any transactions in the Ordinary Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in Items 3 and 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to which the Reporting Person is a party with respect to the securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement, dated February 6, 2024, between the Issuer and BioNTech SE (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-38547), filed with the SEC on February 8, 2024).

Exhibit 2	Registration Rights Agreement, dated February 6, 2024, between the Issuer and BioNTech SE (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-38547), filed with the SEC on February 8, 2024).

Exhibit 3	Letter Agreement, dated February 6, 2024, between the Issuer and BioNTech SE (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-38547), filed with the SEC on February 8, 2024).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2024	BIONTECH SE

	By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Operating Officer

Schedule I

The name, present principal occupation or employment and citizenship of each member of the Management Board and each member of the Supervisory Board of BioNTech are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with BioNTech. The business address of each of the below individuals is An der Goldgrube 12, D-55131 Mainz, Germany.

Name	Present Principal Occupation or Employment	Citizenship
Prof. Ugur Sahin, M.D.	Chief Executive Officer	Turkey

Jens Holstein	Chief Financial Officer	Germany

Sean Marett	Chief Business Officer and Chief Commercial Officer	Republic of Ireland

Dr. Sierk Poetting	Chief Operating Officer	Germany

Dr. Özlem Türeci	Chief Medical Officer	Germany

Ryan Richardson	Chief Strategy Officer	United States of America

James Ryan	Chief Legal Officer	Republic of Ireland

Helmut Jeggle	Chairman of the Supervisory Board; Managing partner and entrepreneurial venture capital investor of Salvia GmbH	Germany

Michael Motschmann	Member of the Supervisory Board; Member of the Management Board and Head of Equity Investments of MIG Capital AG	Germany

Baroness Nicola Blackwood	Member of the Supervisory Board; Managing Director and Chairman of Oxford University Innovations Limited	United Kingdom

Prof. Anja Morawietz	Member of the Supervisory Board; Certified Public Accountant and Management Consultant, Professor of External Accounting and General Business Administration at the Nuremberg University of Applied Sciences Georg Simon Ohm	Germany

Dr. Ulrich Wandschneider	Member of the Supervisory Board; Managing director of Beebusy Capital GmbH and independent consultant to companies in the lifescience and healthcare sector	Germany

Prof. Rudolf Staudigl	Member of the Supervisory Board; Independent consultant (member of the Supervisory Board of TÜV Süd Aktiengesellschaft, member of the Supervisory Board of Groz-Beckert KG (Deputy Chair))	Germany